

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2014

Via E-mail
Raymond Meyers
Chief Executive Officer
U-Vend, Inc. (formerly Internet Media Services, Inc.)
1507 7th Street, #425
Santa Monica, CA 90401

> **Re:** **U-Vend, Inc. (formerly Internet Media Services, Inc.)**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 1, 2014**
> **File No. 333-195914**

Dear Mr. Meyers:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have reviewed your response to comment 3 of our letter dated June 9, 2014. We note that the company's securities appear to trade on the OTC Pink marketplace maintained by OTC Markets Group. Please note that this marketplace is not recognized as a market for purposes of Item 501(b)(3) of Regulation S-K. As a result, please revise your disclosure in the prospectus cover page, summary, and in the plan of distribution sections to provide that the selling security holders will offer and sell your common stock at a fixed price or within a bona fide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices.

2. We have reviewed your response to comment 4 of our letter dated June 9, 2014. We remained concerned that the offer and sale of securities by Cobrador Multi-Strategy Partners, LP may be an indirect primary offering on your behalf. Please help us to understand why this transaction is not a distribution by or on your behalf. Your analysis

should fully address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. In doing so, please specifically address the magnitude of the offering relative to both the public float and the current OTC Pink trading volume, as well as the ability of the company to service the principal payments required by the notes.

Recent Developments, page 6

Total possible profit the selling stockholder could realize as a result of the conversion discount for the securities underlying the warrants issued in connection with the Cobrador Notes, page 10

3. Please explain to us the source of the warrants issued on November 15, 2013 and December 26, 2013. We understand from Note 3 to the Consolidated Financial Statements on page F-10 that you issued 525 million Series A and Series B, each, in 2013 and then 750 million of the same in the first four months of 2014. The tables presented on pages 10 and 11 contain issuances for these warrants in 2013 that do not convert to 525 million; whereas, the issuances for 2014 reflect the amounts disclosed in the Notes to your audited and unaudited financial statements.

Item 17. Undertakings, page II-5

4. We have reviewed your response to comment 27 of our letter dated June 9, 2014. Please include the undertakings set forth in Item 512(a)(5)(ii) of Regulation S-K, available on our website at www.sec.gov.

Signatures, page II-6

5. We note the addition of Ms. Kathleen Browne as Chief Financial Officer. Please indicate whether she has also assumed the roles of Principal Financial Officer and Principal Accounting Officer by having her sign in her capacity as such. If Mr. Meyers retains these responsibilities, please have him sign in such capacities as he did in the initial filing of this registration statement on May 13, 2014.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Dietrich King, Legal Branch Chief, at 202.551.3338, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara Ransom
Assistant Director

cc: Gary A. Agron